Notice Declaring Intention
to be Qualified under
National instrument 44-101
Short Form Prospectus Distributions
(“NI 44-101”)

DATED September 18, 2009

To:	BRITISH COLUMBIA SECURITIES COMMISSION (NOTICE REGULATOR)

ONTARIO SECURITIES COMMISSION

ALBERTA SECURITIES COMMISSION

SASKATCHEWAN FINANCIAL SERVICES COMMISSION (SECURITIES DIVISION)

THE MANITOBA SECURITIES COMMISSION

NOVA SCOTIA SECURITIES COMMISSION

NEW BRUNSWICK SECURITIES COMMISSION

SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR

SECURITIES OFFICE, CONSUMER, CORPORATE AND INSURANCE SERVICES

DIVISION, OFFICE OF THE ATTORNEY GENERAL OF PRINCE EDWARD ISLAND

Great Panther Resources Limited (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

GREAT PANTHER RESOURCES LIMITED

/s/ Robert A. Archer
Name: Robert A. Archer
Title: Chief Executive Officer